Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Year ended December 31,
	2005	2006	2007	2008	2009
Earnings

Pretax income from continuing operations	7.7	11.6	2.3	11.6	(7.1)
Add: Fixed charges (see below)	21.1	21.5	21.3	21.3	20.8
Add: Amortization of capitalized interest	—	—	—	—	—
Less: Capitalized interest	—	—	(0.6)	(0.4)	(0.5)
	28.8	33.1	23.0	32.5	13.2
Fixed charges

Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	18.5	18.9	18.7	18.5	18.2
An estimate of the interest within lease expense	2.6	2.6	2.6	2.8	2.6
	21.1	21.5	21.3	21.3	20.8

Ratio of Earnings to Fixed Charges (A/B)	1.4x	1.5x	1.1x	1.5x	0.6x